Exhibit 4.16

Form of employment contract for Members of the Executive Board.

THE PARTIES

1.                                       Buhrmann NV, established in accordance with its articles of association at Maastricht and having offices in Amsterdam, hereinafter referred to as “the Company”, represented in this matter pursuant to the provisions of article 19 of the Company’s articles of association by the Company’s Supervisory Board;

and

2.                                                                                                                   , living at                                                                                      (the Netherlands), hereinafter referred to as “the Employee”;

WHEREAS

in implementation of the provisions of article 18 of the Company’s articles of association the Company’s Supervisory Board has appointed the Employee a member of the Company’s Executive Board;

the parties wish to regulate the details of their employment relationship;

DECLARE THAT THEY HAVE AGREED AS FOLLOWS:

Article 1 - Duration

This contract comes into effect on                                and replaces all contracts of employment entered into and/or agreements entered into relating to the employment relationship between the Company and the Employee before this date, which contracts and agreements hereby lapse.

This contract is entered into for an indefinite period and can be cancelled by either party at the end of a month subject to six months’ notice, without prejudice to the provisions of the articles of association concerning the suspension and dismissal of a member of the Executive Board.

Article 2 - Role/Powers

a.                             The Employee is obliged to carry out his work in accordance with the relevant provisions of the law and the Company’s articles of association.  The Employee is also obliged to abide by the “Rules governing the Executive Board” adopted in accordance with article 20 of the articles of association, if those rules exist and for as long as they exist. At present no such rules exist.

b.                            The Employee is a member of the Executive Board which as a board is charged with the management of the Company.

A more specific description of the Employee’s tasks is included in Appendix 1.

The Supervisory Board is entitled at all times, with the approval of the Executive Board and after consultation with the Employee, to make additions or changes to this job description.

c.                             The Employee declares that he will perform the tasks he is made responsible for to the best of his abilities and using all his efforts.

Article 3 - Primary Conditions of Employment

a.                                       Salary

The Employee is entitled to an annual salary which is determined by the Supervisory Board and is recorded at Appendix 2.

This salary includes all payments which are obligatory by law, of whatever nature, including holiday allowance.

b.                                      Payment

The salary will be paid monthly.

c.                                       Salary review

After consultation with the Executive Board, the Supervisory Board will review the Employee’s salary each year.   The Employee will be notified by separate letter of any revision of salary.

d.                                      Occupational disability

During the first year of sickness, which is covered by the Sickness Benefits Act, and the year following, in which there is complete occupational disability in accordance with the Invalidity Insurance Act, the Company will guarantee the Employee 100% of net salary on the day prior to the first day of sickness, adjusted in the manner described at c.  Any statutory benefits in relation to sickness or occupational disability will therefore be supplemented for two years up to the said level.

For the period after two years of occupational disability the Employee will receive a disability pension in accordance with the provisions of articles 7 and 8 of the pension arrangement appended to this agreement (Appendix 3).

e.             Recovery clause

The Company is not obliged to make any payments by reason of occupational disability other than those prescribed by law, if and in so far as, in relation to such disability, the Employee has a claim against third parties for compensation for loss of salary.

If, however, the Employee transfers this claim for compensation to the Company (assignment), it will make advance payments to him up to the amount of the extra-statutory benefits which he would have received if he had not enjoyed the said right of claim.

Article 4 - Bonus

a.                             In addition to his salary as described at article 3, the Employee is entitled to a bonus, which is determined on a discretionary basis by the Supervisory Board.

b.                            If during a calendar year the Employee has not carried out his employment owing to occupational disability, if and in so far as this period of disability has lasted longer than three months in that calendar year there shall be no bonus entitlement for that period.

Article 5 - Secondary Conditions of Employment

a.                             Holiday entitlement

The Employee is entitled to 25 days’ holiday a year.

Over and above the holidays the Employee can take time off as he sees fit if this is not contrary to the interests of the company.

The Employee will take his holidays in consultation with the other members of the Executive Board.

b.                            Pension arrangements

The Employee is covered by the pension arrangements provided in the pension scheme outlined in Appendix 3.

c.                             The surviving relatives of the Employee are entitled to benefits as provided at Section 1639 l of the Civil Code.

Article 6 - Tertiary Conditions of Employment

a.                             Medical expenses insurance

The Employee is included in a voluntary medical expenses insurance scheme, the premiums for which are charged wholly to the Employee.

Two-thirds of the premiums are reimbursed by the Company on the basis of insurance class 2a for the Employee and his wife, and class 3 for his children.

After two years’ occupational disability for work the obligation to pay the employer’s share of the premiums will expire.

b.                            Car Provision

The Company will provide the Employee with a company car.   All costs connected with this will be borne by the Company.   The type of car will be determined in consultation with the Chairman of the Executive Board.

c.                             Telephone expenses

The costs of the line rental and call charges at the Employee’s home will be borne by the Company subject to the amount payable by the Employee himself under the tax rules. Repayment of the costs of providing a mobile phone and fax machine will also be made.

d.                            Expenses reimbursed by the Company

Expenditure which the Employee incurs for the Company, such as costs of travel and subsistence, will be reimbursed by the Company against a statement of expenses.   This excludes minor day-to-day expenses, which are to be paid for by the Employee. Statements of expenses require the approval of a fellow member of the Executive Board and as evidence of this will be countersigned by him.  Once a year the external auditor will report to the Chairman of the Supervisory Board on the expenses billed by the members of the Executive Board.

e.                             Non-billable expenses

The Company will pay the Employee an annual expense allowance for non-billable expenses.  The amount of this payment will be fixed by the Supervisory Board after consultation with the Executive Board, and is shown separately at Appendix 4.

The provisions of article 4.b. apply mutatis mutandis to this expense allowance.

f.                               Public liability insurance

As a member of the Executive Board the Employee is insured in accordance with the attached policy (Appendix 5) in relation to his public liability in all the capacities in which he acts by virtue of that position within or in connection with the Company.

The costs of the insurance are borne by the Company.

Article 7

If the Employee receives any benefit or remuneration from any position which he occupies by virtue of his capacity as a member of the Company’s Executive Board, at his option he may either arrange for the payment to be made to the Company or retain it himself.   In the latter case it will be deducted from payment of the corresponding benefit or remuneration to which he is entitled under this agreement.

For example, remuneration will be deducted from the salary described at article 3.a., bonus from the bonus described at article 4, reimbursement of expenses from the allowance described at article 6.e.

If a particular benefit or item of remuneration exceeds the corresponding item under this contract, the excess will be deducted from the payment of salary described at article 3.a.

The Employee is allowed to retain, without reservation, benefits or remuneration from positions as described above which do not exceed € 1,250 per annum for each position with a total maximum of € 1,250.

Article 8 - Additional positions

1.                             During the employment the Employee undertakes not to work for any third party (either directly or indirectly) and to refrain from conducting business on his own account without the prior written consent of the Company’s Supervisory Board.

2.                             With the consent of his fellow members of the Executive Board and of the Chairman of the Supervisory Board, the Employee is permitted to be a member of the supervisory boards of no more than two other companies. The Employee will not make use of this condition in 2003 and 2004.

The Employee shall benefit fully from any remuneration arising from such appointments.

These additional positions/memberships of supervisory boards are listed at Appendix 6 as at

Article 9 - Confidentiality

Unless he is obliged to do so by law, during his employment and thereafter the Employee is forbidden to pass information to third parties in any way whatsoever on or concerning working methods, experiments, research, management, sales opportunities for products and anything else relating to the Company or carried out in it or on its behalf, where he can reasonably be expected to be aware that the Company is reasonably entitled to confidentiality in relation to such information, and without the prior written consent of the Supervisory Board to publish papers or give lectures in which information concerning or connected with the company occurs, where he can reasonably be expected to be aware that the Executive Board and/or the Supervisory Board are of the opinion that from the point of view of confidentiality such information ought not to be communicated, on pain of a penalty to the Company, due and payable immediately and not open to judicial moderation, of  € 50,000 without prejudice to payment to the Company of full compensation in relation to such matter.

All reports, drawings and memoranda which have been or shall be made by the Employee concerning working methods, experiments, research, sales opportunities for products and all that is carried out in the Company or on its behalf, either on the Company’s paper or on any other paper, are the property of the Company.

The Employee shall ensure, on pain of the penalty provided above, that third parties do not have sight of reports, drawings and memoranda referred to above in this article, other than in the context of his employment.

He undertakes to deliver these up immediately to the Company upon first being requested to do so and in any case at the end of this employment agreement.

Article 10 - Non-competition

For a period of six months after the end of the present employment in the event of termination by the company, or for a period of two years in the event of termination by the Employee, the Employee is forbidden to establish, run, help to run or arrange to run, either directly or indirectly, a business, in whatever form, identical with, similar or related to that of the Company or to work in or for it in any way whatsoever, whether or not for payment, or to participate in it in any way whatsoever, on pain of a penalty to the Company, due and payable immediately and not open to judicial moderation, of  € 5,000 for each infringement and for each day that the infringement continues, without prejudice to his obligation to pay the Company full compensation in relation to such matter.

The Company can derive no rights from this condition if it has become liable for damages by reason of the way in which the employment was terminated.

During the above period after termination of the employment the Employee will receive a monthly payment of one-twelfth of the salary which he enjoyed during the last full calendar year before termination of the employment, with the proviso that this amount will be reduced by what the Employee earns during that time from other sources, if this amounts to more than the average bonus of the past 3 years. In these circumstances the Employee is obliged to notify the Company in writing.

In addition the payment of pension premiums is continued during the above period. There is no entitlement to this payment if the contract has been terminated at the Employee’s own request or for a pressing reason as referred to at Section 1639 p of the Civil Code or by retirement or if the Employee is liable for damages by reason of the way in which the employment was terminated.

The Company’s Supervisory Board can release the Employee from his obligations under this article; in such a case the company’s obligations as set out in this article also lapse.

Article 11 – Inside Information

The Employee agrees that he will be bound by the Company rules of conduct with regard to Inside Information which are attached as Appendix 7.

Article 12

Without prejudice to the provisions of article 1, this agreement ends by operation of law without notice on the last day of the month in which the Employee reaches the age of 62.

If the Supervisory Board deems it desirable it can terminate the agreement early in the period between the Employee attaining the age of 60 and the age of 62. The Supervisory Board will notify the Employee of early termination not later than one year prior to the date of early termination.

A reduced pay scheme will operate from the date on which the employment agreement ends until the retirement date at age 65. Under this scheme the Employee will receive periodic payments, on an annual basis, to replace pay lost or to be lost, equivalent to 70% of the salary specified at article 3a of this agreement.   This periodic payment will be increased in line with the indexation increases applied to the salaries of members of the Executive Board.   If the Employee states that he wishes to do so, the periodic payment will be made as a single sum equal to the cash value on the basis of 3 per cent and without indexation.   If employment is terminated between the ages of 60 and 62, at the time of termination the Employee will receive an additional cash payment equal to 30 per cent of the salary specified at article 3a of this contract for the period between the termination of this agreement and attaining the age of 62.

The Company will co-operate in effecting the placing of the payments referred to in this article with an insurance company which the Employee shall designate and which is subject to supervision by the Insurance Supervisory Board (“Verzekeringskamer”).

Until the retirement date a surviving dependants’ pension is insured for the Employee in accordance with articles 7 and 8 of the pension agreement (Appendix 3).  The costs of this are borne by the Company.

Article 13

If the Company terminates employment on the grounds of a merger with another company, including the take-over of a portion of the Company’s shares such that actual control passes into other hands, or on the grounds of reorganisation, cessation of the business or dissolution of the Company or any other comparable circumstance, which cannot be attributed to the Employee’s performance of his duties, the Company will be obliged to pay the Employee, following a period of notice, by reason of such termination a lump sum by way of compensation equal to three times the salary which the Employee enjoyed during the last full calendar year.   Pension continues to accumulate during the said three-year period on the basis of 100% of the salary most recently enjoyed.

If under the foregoing circumstances the Employee terminates the employment because these circumstances create a situation in which he cannot reasonably be required to continue his employment as a member of the Executive Board, damages in the same amount shall be payable to him by the Company.

If upon the termination of his employment on the grounds specified in this article the Employee has attained the age of 57½, the above compensation can be increased if it is reasonable to do so having regard to the Employee’s age, length of service and the implications for his pension.

If the parties cannot reach agreement on such an increase, it shall be decided on the basis of the provisions of article 14.

Article 14

1.                             Any disputes which may arise further to the present contract or to later contracts which are the consequence of it shall be decided according to the Rules of the Dutch Arbitration Institute.

2.                             The allocation of arbitration costs shall be determined by the Dutch Arbitration Institute.

DRAFTED IN AMSTERDAM ON

Supervisory Board:	The Employee:

Signed on:	Signed on:

Encls.